AFFINITY MEDIA INTERNATIONAL CORP.
11601 Wilshire Blvd., Ste. 1500
Los Angeles, CA 90025

June 1, 2006

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attn:	John Reynolds Assistant Director

Re:	Affinity Media International Corp. (the “Registrant”) Registration Statement on Form S-1, as amended SEC File No. 333-128707

Dear Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 A.M. on Monday, June 5, 2006, or as soon as thereafter practicable.

Please note that we hereby withdraw our previous request for acceleration of effectiveness dated May 8, 2006.

Please note that we acknowledge the following:

o	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                            Very truly yours,

                            /s/ Peter Engel
                            Peter Engel
                            Chief Executive Officer

cc:	Stuart Neuhauser, Esq.